UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On June 11, 2024, Mr. Mark Ternouth resigned as our Chief Technical Officer (“CTO”) of Virax Biolabs Group Limited (the “Company” or “Virax”)) and a director of the Board (the “Board”) of the Company, for personal reasons, effective immediately. On the same date, the Board appointed Dr. Nigel McCracken, our Chief Operating Officer (“COO”), to fill in the vacancy on the Board, resulting from Mr. Mark Ternouth’s resignation, effective June 11, 2024.

The biography for Dr. McCracken is set forth below:

Since September 2023, Dr. Nigel McCracken has been serving as COO of Virax Biolabs Group Limited, responsible for running operations and development of the Company. Prior to joining the Company, from March 2021 to August 2023, Dr. McCracken served as the Chief Scientific Officer of BerGenBio AsA (OTC: BRRGF, LSE: 0RU5 and GR: 7BG), a biopharmaceutical company. From May 2019 to March 2021, Dr. McCracken served as the Chief Operating Officer of NuCana PLC (Nasdaq: NCNA and GR: N04A), a biopharmaceutical company. From September 2014 to April 2019, Dr. McCracken served as the vice president of translational medicine and an executive board member of Debiopharm International SA, a biopharmaceutical company. Dr. McCracken obtained a Master’s degree in Clinical Pharmacology, a Doctor of Philosophy degree in Biochemical Toxicology from Newcastle University, and a Bachelor of Science degree in Biochemistry and Pharmacology from the University of Strathclyde, in 2015, 1991 and 1988, respectively. We believe Dr. McCracken’s extensive experience qualifies him to serve as our COO.

Dr. McCracken has no family relationships with any of the executive officers or directors of the Company. The Company entered into an employment agreement with Dr. McCracken for his position as COO, which became effective September 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	June 11, 2024	By:	/s/ James Foster
James Foster, Chief Executive Officer